                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of a press release issued by Tefron.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TEFRON LTD.
                                            (Registrant)

                                            By: /s/ Asaf Alperovitz
                                            -----------------------
                                            Asaf Alperovitz
                                            Chief Financial Officer

                                            By: /s/ Hanoch Zlotnik
                                            ----------------------
                                            Hanoch Zlotnik
                                            Treasurer

Date: April 12, 2007

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                             TEFRON ANNOUNCES FILING
                        OF ITS ANNUAL REPORT ON FORM 20-F

MISGAV, ISRAEL, APRIL 12, 2007 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and Engineered-For-Performance (TM)
(EFPTM) active wear, today announced that on March 29, 2007 it had filed its
Annual Report on Form 20-F for the year ended December 31, 2006. A copy of the
Annual Report on Form 20-F is available to be viewed or downloaded on the
Company's website at WWW.TEFRON.COM/reports.asp. In addition, Tefron's shareholders may obtain, free of charge, a printed copy of Tefron's complete audited financial statements by sending a request to the Company's General
Counsel, Michal Baumwald Oron (email: BOMICHAL@TEFRON.COM), or by calling
972-3-9230215.

ABOUT TEFRON
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Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, Target, The Gap, Banana Republic, Warnaco/Calvin Klein,
Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

CONTACTS
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COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 866 704 6710
Aasaf@tefron.com                    Ehud@gkir.com / Kenny@gkir.com

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